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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LARSCOM INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51729Y108

(Cusip Number)

Einar M. Rod, Esq.
Axel Johnson, Inc.
 300 Atlantic Street
Stamford CT 06901-3530
 (203) 326-5200

copies to:
Jamie Chung, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111
 (415) 693-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51729Y108			Page 2 of 13

1.	Name of Reporting Person: Axel Johnson Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,848,564

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,848,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,848,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 55.9%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1.       SECURITY AND ISSUER

     The statement contained in this Amendment No. 2 to Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Larscom Incorporated (“Larscom”). The principal executive offices of Larscom are located at 39745 Eureka Drive, Newark, CA 94560-4807.

ITEM 2.       IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Axel Johnson Inc., a Delaware corporation (“Axel Johnson”), a privately owned company with global business interests in communications-technology, energy and environmental products and services.

(b)	The address of the principal office of Axel Johnson is 300 Atlantic Street, Stamford, Connecticut, 06901-0350.

(c)	Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Axel Johnson’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)	During the past five years, neither Axel Johnson nor, to Axel Johnson’s knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Axel Johnson nor, to Axel Johnson’s knowledge, any person named in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each person named in Schedule I to this Schedule 13D is listed therein.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce Verilink Corporation (“Verilink”) to enter into the Merger Agreement (as defined in Item 4 below), Axel Johnson has entered into a Voting Agreement with Verilink and certain stockholders of Larscom. Axel Johnson has not been paid additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4.       PURPOSE OF TRANSACTION

     (a) - (b) Larscom entered into that certain Agreement and Plan of Merger, dated as of April 28, 2004 (the “Merger Agreement”), among Verilink, SRI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Verilink (“Merger Sub”), and Larscom. Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to, the adoption by the Larscom stockholders of the Merger Agreement and approval by the Verilink stockholders of the issuance of Verilink Common Stock (as defined below) in connection with the Merger), Merger Sub shall be merged with and into Larscom (the “Merger”) in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Merger Sub shall cease and Larscom shall continue as the surviving corporation and a wholly owned subsidiary of Verilink. Pursuant to the Merger

Agreement, each share of Larscom Common Stock issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 1.166 of a validly issued, fully paid and nonassessable share of Verilink Common Stock, par value $0.01 per share (“Verilink Common Stock”), in accordance with the Merger Agreement and subject to adjustment as provided in the Merger Agreement.

     Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by Verilink, Axel Johnson and certain other holders of Larscom Common Stock named on Schedule II to this Schedule 13D (the “Specified Stockholders”) entered into that certain Voting Agreement, dated as of April 28, 2004 (the “Voting Agreement”), with Verilink concerning all the shares of Larscom Common Stock held by the Specified Stockholders, as well as any other shares of capital stock of Larscom acquired by the Specified Stockholders after the date of and during the term of the Voting Agreement (collectively, the “Subject Shares”). Pursuant to the Voting Agreement, the Specified Stockholders agreed to vote all of the Subject Shares (i) for approval and adoption of the Larscom Voting Proposal (as defined in the Merger Agreement), including the Merger and the Merger Agreement, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Larscom under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Larscom or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby.

     Pursuant to the Voting Agreement, the Specified Stockholders also irrevocably granted and appointed executive officers of Verilink as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or termination of the Merger Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

     (c)       Not applicable.

     (d)       On consummation of the Merger, the board of directors of the Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation (as defined in the Merger Agreement), until their respective successors are duly elected or appointed and qualified. On consummation of the Merger, the officers of the Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. Verilink will appoint each of the directors and officers of Merger Sub.

     (e)       Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f)       Not applicable.

     (g)       On consummation of the Merger, the Certificate of Incorporation of Larscom will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Larscom will remain Larscom Incorporated), and such Certificate of Incorporation of Larscom, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law and such Certificate of Incorporation. On consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law, the Certificate of Incorporation of Larscom and such Bylaws.

     (h) – (i) On consummation of the Merger, the Larscom Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq SmallCap Market.

     (j)       Other than as described above, Axel Johnson currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a) – (b) As a result of the Voting Agreement, Axel Johnson may be deemed to be the beneficial owner of at least 2,892,724 shares of Larscom Common Stock, as of May 10, 2004. Such Larscom Common Stock constitutes approximately 56.7% of the issued and outstanding shares of Larscom Common Stock. Axel Johnson also may be deemed to have shared voting power with respect to the foregoing shares of Larscom Common Stock with respect to those matters described above. However, Axel Johnson (a) is entitled to rights as a stockholder of Larscom only with respect to 1,429,285 of the foregoing shares of Larscom Common Stock, and (b) disclaims beneficial ownership of the remaining shares of Larscom Common Stock which are covered by the Voting Agreement.

     To the knowledge of Axel Johnson, no person listed on Schedule I to this Schedule 13D has an equity or other ownership interest in Larscom. Set forth on Schedule II to this Schedule 13D are the names of the Specified Stockholders who executed a Voting Agreement and the number of shares beneficially owned by each such person. Set forth in Schedule III to this Schedule 13D is, to the knowledge of Axel Johnson, the respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is located conducted, of each person with whom Axel Johnson shares the power to vote or to direct the vote or to dispose or direct the disposition of Larscom Common Stock.

(c)	On May 4, 2004, Axel Johnson purchased, at fair market value, 714 shares of Larscom Common Stock at $4.63 per share from Antonia Ax:son Johnson, the Chairman of Axel Johnson, for a total purchase price of $3,305.82.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Larscom Common Stock beneficially owned by Axel Johnson.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 above, to the best knowledge of Axel Johnson, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Larscom, including, but not limited to, transfer or voting of any of Larscom’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger dated as of April 28, 20004 among Verilink Corporation, Larscom Incorporated and SRI Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).

2.2	Voting Agreement dated as of April 28, 2004 between Verilink Corporation and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).

[signature page follows]

ITEM 8.       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2004

(Date)

AXEL JOHNSON, INC.

/s/ Einar M. Rod

(Signature)

Einar M. Rod, Vice President,

General Counsel & Corporate Secretary

(Name/Title)

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF AXEL JOHNSON

Title, Present Principal
Name, Employer and Address	Occupation or Employment	Citizenship
Antonia Ax:son Johnson Axel Johnson Inc. 300 Atlantic Street, Suite 700 Stamford, CT 06901	Chairman, Axel Johnson Inc.	Sweden

Axel Johnson AB Villagatan 6 P.O. Box 26008 SE-100 41 Stockholm Sweden	Chairman, Axel Johnson AB

Caroline Mörner Berg 3039 O Street, N.W. Washington, D.C. 20007	Director, Axel Johnson Inc.	Sweden

Anders G. Carlberg Axel Johnson International AB Norrlandsgatan 15 P.O. Box 7725 SE-103 95 Stockholm Sweden	Director, Axel Johnson Inc. President, Axel Johnson International AB	Sweden

Göran Ennerfelt Axel Johnson AB Villagatan 6 P.O. Box 26008 SE-100 41 Stockholm Sweden	Director, Axel Johnson Inc. President & CEO, Axel Johnson AB	Sweden

Suzanne D. Jaffe SDJ Associates 784 Park Avenue, #5A New York, NY 10021	President, SDJ Associates Director, Axel Johnson Inc.	USA

John C. McDonald MBX Inc. 49-035 Calle Flora LaQuinta, CA 92253	President, MBX Inc. Director, Axel Johnson Inc.	USA

Lawrence D. Milligan Axel Johnson Inc. 300 Atlantic Street, Suite 700 Stamford, CT 06901	Director, Axel Johnson Inc.	USA

Desmond Wilson III Axel Johnson Inc. 300 Atlantic Street, Suite 700 Stamford, CT 06901	Director, Managing Director & Co-President, Axel Johnson Inc.	USA

Title, Present Principal
Name, Employer and Address	Occupation or Employment	Citizenship
Michael D. Milligan Axel Johnson Inc. 300 Atlantic Street, Suite 700 Stamford, CT 06901	Director, Managing Director & Co-President, Axel Johnson Inc.	USA

Einar M. Rod Axel Johnson Inc. 300 Atlantic Street, Suite 700 Stamford, CT 06901	Vice President, General Counsel & Corporate Secretary, Axel Johnson Inc.	USA

Schedule II

Specified Stockholders and Percentage of Larscom Common Stock

	Number of Shares of	Percentage of
	Larscom Common	Outstanding Larscom
	Stock Beneficially	Shares of Common
Specified Stockholder	Owned	Stock (1)
Axel Johnson, Inc.	1,429,285	28.0%
Sierra Ventures V, L.P.	326,390	6.4%
SV Associates V, L.P.	—	—
Sierra Ventures VI, L.P.	61,601	1.2%
SV Associates VI, L.P.,	—	—%
Sierra Ventures VII, L.P.	1,031,288 (1)	20.2%
Sierra Ventures Associates VII, LLC	—	—%

(1)	Based upon 5,100,357 shares of Larscom Common Stock outstanding as of May 10, 2004.

(2)	Includes warrants to purchase 231,169 shares of Larscom Common Stock that are exerciseable within 60 days of May 10, 2004.

Schedule III

Employment Information of Specified Stockholders

Specified Stockholder	Principal Occupation or Employment	Name and Address of Employer
Axel Johnson, Inc.	A privately owned company with global business interests in communications-technology, energy and environmental products and services.	300 Atlantic Street, Suite 700 Stamford, CT 06901

Sierra Ventures V, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

SV Associates V, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures VI, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

SV Associates VI, L.P.,	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures VII, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures Associates VII, LLC, as nominee for its members	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger dated as of April 28, 20004 among Verilink Corporation, Larscom Incorporated and SRI Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).

2.2	Voting Agreement dated as of April 28, 2004 between Verilink Corporation and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).